SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL and American Airlines announce codeshare agreement

The two airlines will create the most frequent service between the U.S. and South America

São Paulo, February 4, 2020 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), and American Airlines today announced a codeshare agreement that will offer the more daily flights between South America and the U.S. than any other airline partnership.

When approved by the authorities in Brazil and the U.S., GOL’s new codeshare will enable its customers to travel seamlessly to more than 30 destinations in the U.S. The flights will operate from GOL’s hubs São Paulo (GRU), Rio de Janeiro (GIG), Brasília (BSB) and Fortaleza (FOR), and will add to GOL’s existing regular flights to Miami and Orlando.

“As two of the leading airlines in Brazil and the U.S., GOL and American Airlines will offer the best experience for customers on the largest number of flights and  destinations in the Americas”, said GOL CEO Paulo Kakinoff. “This will strengthen GOL’s presence in international markets and accelerate our long-term growth”. GOL’s network services 88 destinations in Brazil and 16 international operated by GOL, as well as 149 international destinations through codeshare agreements.

“We are proud of our strong presence in Latin America, which includes 170 daily flights to the region, Admirals Club lounges and dedicated Premium Guest Services teams in São Paulo, Rio de Janeiro, Mexico City and Buenos Aires”, said American Airlines President Robert Isom.

The partnership between GOL and American Airlines will give customers the simplicity of purchasing connecting flights on both airlines using one reservation, and a seamless ticketing, check-in, boarding and baggage check experience throughout the entire journey. This will be paired with frequent flier point earning and redemption on both airlines.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

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GOL and American Airlines announce codeshare agreement

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19 years safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

About American Airlines Group

American Airlines offers customers 6,800 daily flights to more than 365 destinations in 61 countries from its hubs in Charlotte, Chicago, Dallas-Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix and Washington, D.C. With a shared purpose of caring for people on life's journey, American's 130,000 global team members serve more than 200 million customers annually. Since 2013, American has invested more than $28 billion in its product and people and now flies the youngest fleet among U.S. network carriers, equipped with industry-leading high-speed Wi-Fi, lie-flat seats, and more inflight entertainment and access to power. American also has enhanced food and beverage options in the air and on the ground in its world-class Admirals Club and Flagship lounges. American was recently named a Five Star Global Airline by the Airline Passenger Experience Association and Airline of the Year by Air Transport World. American is a founding member of oneworld®, whose members serve 1,100 destinations in 180 countries and territories. Shares of American Airlines Group Inc. trade on Nasdaq under the ticker symbol AAL and the company's stock is included in the S&P 500. Learn more about what's happening at American by visiting news.aa.com and connect with American on Twitter @AmericanAir and at Facebook.com/AmericanAirlines.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.